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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BEI Technologies, Inc.
(Name of Subject Company)

BEI Technologies, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

05538P104
(CUSIP Number of Class of Securities)

Charles Crocker
Chairman and Chief Executive Officer
BEI Technologies, Inc.
One Post Street, Suite 2500
San Francisco, California 94104
(415) 956-4477
(Name, Address and Telephone Number of Person Authorized
to Receive Notice and Communications on Behalf of the Person Filing Statement)

Copy to:
Christopher A. Westover, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th floor
San Francisco, CA 94111
(415) 693-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on August 3, 2005. The Schedule 14D-9 relates to the offer by Beacon Purchaser Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Schneider Electric SA, a societé anonyme organized under the laws of the Republic of France ("Parent"), to acquire all of the issued and outstanding shares of common stock, par value $0.001 (the "Shares"), of BEI Technologies, Inc. (the "Company") for $35.00 per Share, net to the seller in cash (such price per Share, or such greater cash amount per Share as may be paid to any holder of Shares pursuant to the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2005 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, constitute the "Offer"). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") that was initially filed by Parent and the Purchaser with the Securities and Exchange Commission on August 3, 2005. Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule TO.

        This Amendment No. 4 makes certain changes to Items 2 and 9 and should be read in conjunction with the Schedule 14D-9.

Item 2.    Identity and Background of Filing Person.

Item 2 is hereby amended and supplemented by adding the following:

        On September 15, 2005, Parent issued a press release announcing that the Offer has been extended until 5:00 p.m., New York City time, on Wednesday, September 28, 2005. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on September 14, 2005. The Company has been informed by Parent that, based on information provided to Parent by American Stock Transfer & Trust Company, the Depositary for the Offer, as of 5:00 p.m., New York City time, on Wednesday, September 14, 2005, stockholders of the Company had tendered into the Offer 13,202,339 Shares, which represented approximately 87.5% of the Company's outstanding common stock. The Depositary also advised Parent that notices of guaranteed delivery had been received in respect of approximately 1.14 million additional Shares. In addition, 300,604 Shares that constitute unvested restricted stock of the Company had also been deposited with the Depositary. Such 300,604 Shares were not included in the foregoing totals, as they may not be validly tendered in the Offer and may only be purchased in a subsequent offering period or acquired through the Merger. A copy of the press release is filed as Exhibit (a)(8) and is incorporated herein by reference.

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Item 9.    Material to be Filed as Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(8)	Press Release issued by Schneider Electric SA, dated September 15, 2005 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEI Technologies, Inc.
By:	/s/ ROBERT R. CORR
Name:	Robert R. Corr
Title:	Vice President, Controller, Treasurer and Secretary

Dated: September 15, 2005

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